Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

WHOLESALES RISE IN THIRD QUARTER AS CHIP SUPPLY GRADUALLY IMPROVES

•	Wholesales in the quarter rose by 5.7% vs Q2 and 15.0% vs the same period last year to 79,591 units with a significant increase in New Range Rover and New Range Rover Sport production
•	Retail sales to clients of 84,827 in the quarter
•	Record order book of over 215,000 units reflecting strong client demand, particularly for New Range Rover, New Range Rover Sport and Defender

Gaydon, UK, 10 January 2023: Jaguar Land Rover today reported increased wholesale volumes for the third quarter of FY23 (three-month period to 31 December 2022) reflecting gradual improvement in chip supplies.

Wholesale volumes were 79,591 units in the period (excluding the Chery Jaguar Land Rover China joint venture), up 5.7% compared to the prior quarter ending 30 September 2022 and 15.0% compared to the same quarter a year ago. Compared to the prior quarter, wholesale volumes were higher in North America (+17%), UK (+13%) and Overseas (+10%) and lower in China (-13%) and Europe (-3%). Volumes in China were impacted by COVID.

The production ramp up of New Range Rover and New Range Rover Sport continued with 27,456 units wholesaled in the quarter, up from 13,537 in Q2.

Retail sales for the third quarter were 84,827 units, up 5.9% compared to the same quarter a year ago and 3.7% lower than from the prior quarter ending 30 September 2022, reflecting timing between retails and wholesales.

The Company continues to see strong demand for its vehicles. As at 31 December 2022, the total order book increased to 215,000 client orders, up around 10,000 orders from 30 September 2022. Demand for the New Range Rover, New Range Rover Sport and Defender remain strong and represent 74% of the order book.

Jaguar Land Rover expects to report unaudited results for the third quarter ending 31 December 2022 on 25 January 2023. On a preliminary basis, free cash flow is likely to be over £400 million positive in the quarter. In December 2022, the Company completed a renewal of its undrawn revolving credit facility with 23 banks at £1.45 billion with the maturity date extended from March 2024 to April 2026.

Additional volume detail is available on the investor relations pages of our website

(https://www.jaguarlandrover.com/investor-relations).

ENDS

Media Enquiries

David Wrottesley

Global External Corporate Communications Manager

T: +44 (0)7846 091167

E: dwrottes@jaguarlandrover.com

Investor enquiries:

Duncan Karran

Assistant Treasurer, Treasury and Investor Relations

E: investor@jaguarlandrover.com

Jaguar Land Rover PR social channels:

Twitter: @jaguarlandrover

LinkedIn: @JaguarLandRover

Notes to Editors

Jaguar Land Rover’s Reimagine strategy is delivering a sustainability-rich vision of modern luxury by design.

We are transforming our business to become carbon net zero across our supply chain, products, and operations by 2039. We have set a roadmap to reduce emissions across our own operations and value chains by 2030 through approved, science-based targets. Electrification is central to this strategy and before the end of the decade our Range Rover, Discovery, Defender collections will each have a pure electric model, while Jaguar will be entirely electric.

At heart we are a British company, with two design and engineering sites, three vehicle manufacturing facilities, an engine manufacturing centre, and a battery assembly centre in the UK. We also have vehicle plants in China (a joint venture), Slovakia, Austria (contract manufacturing with Magna Steyr), India (contract manufacturing with Tata Motors Ltd.) and Brazil, as well as seven technology hubs across the globe.

Jaguar Land Rover is a wholly owned subsidiary of Tata Motors Limited, part of Tata Sons.

About Tata Motors

Part of the USD 128 billion Tata group, Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 37 billion organization, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses, offering extensive range of integrated, smart and e-mobility solutions. With ‘Connecting Aspirations’ at the core of its brand promise, Tata Motors is India’s market leader in commercial vehicles and amongst the top three in the passenger vehicles market.

Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. The company is pioneering India's Electric Vehicle (EV) transition and driving the shift towards sustainable mobility solutions by preparing a tailor-made product strategy, leveraging the synergy between the Group companies and playing an active role liasoning with the Government in developing the policy framework.

With operations in India, the UK, South Korea, Thailand, South Africa and Indonesia, Tata Motors’ vehicles are marketed in Africa, Middle East, South & South East Asia, Australia, South America, Russia and other CIS countries. As of March 31, 2022, Tata Motors’ operations include 86 consolidated subsidiaries, two joint operations, four joint ventures and 10 equity-accounted associates, including their subsidiaries, in respect of which the company exercises significant influence.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.